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           UNITED STATES                           OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION               -----------------------------
       Washington, D.C. 20549                      OMB Number:      3235-0058
                                                   Expires:       May 31, 1997
                                                   Estimated average burden
             FORM 12b-25                           hours per response ..... 2.50
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        NOTIFICATION OF LATE FILING                SEC FILE NUMBER
                                                   -----------------------------
                                                   CUSIP NUMBER
                                                   -----------------------------
(Check One):

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR


For Period Ended:        December 31, 1996
                  --------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ---------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                           MERIS LABORATORIES, INC.
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Full Name of Registrant
                                    N/A
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Former Name if Applicable
                                2890 ZANKER ROAD
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Address of Principal Executive Office (Street and Number)
                           SAN JOSE, CALIFORNIA 95134
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this
        |     form could not be  eliminated  without  unreasonable effort or
        |     expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition
        |     report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth calendar
        |     day following the  prescribed  due date;  or the calendar day
        |     following the prescribed due date; and subject  quarterly report
        |     of transition report on Form 10-Q, or portion thereof will be
        |     filed on or before  the  fifth calendar day following the
        |     prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     In March 1997, the Registrant entered into an agreement with BTS L.L.C., a subsidiary of Price Waterhouse LLP, to provide the Registrant assistance in seeking a corporation turnaround or business combination. In connection with its efforts, the Registrant has made recent management changes including the appointments of Dennis Simon as its President and Chief Executive Officer and Phil Tremonti as its Chief Financial Officer. As a result, the Registrant has not been able to finalize its financial statements relating to the Annual Report on Form 10-K for the year ended December 31, 1996. There can be no assurance that the Registrant will return to profitability or that the Registrant will be successful in effecting a business combination.

                           PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Thurman Jordan            408                           434-9200 ext.3722
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     (Name)                 (Area Code)                     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X|         Yes         |_|         No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Exhibit A)

================================================================================

                            Meris Laboratories, Inc.
          --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 1997                By:    /s/ Thurman Jordan
     --------------------                 -----------------------------
                                          Thurman Jordan
                                          Senior Vice President - Finance
                                          (Duly authorized Officer and
                                           Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------- ATTENTION ----------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                      Violations (See 18 U.S.C. 1001).


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                                    EXHIBIT A

                         FOR PART IV - OTHER INFORMATION (3)



     The Registrant expects to record losses for its fiscal year ended December 31, 1996 resulting from increased competition in the clinical laboratory industry, downward pressure on reimbursement rates, accounts receivable collection issues, and on-going litigation and investigation.

     Based on the preliminary unaudited estimate, net losses totaled approximately $13 million and $25 million for the three and twelve month periods ended December 31, 1996, respectively, as compared to $8.9 million and $14.2 million for the same periods in 1995. The significant increase in the estimated losses during the fourth quarter resulted to a large extent from the year end write-down for impairment of long-lived assets. The Registrant was not able to file its Annual Report on Form 10-K for the year ended December 31, 1996 on March 31, 1997 and anticipates to file such Report on or before April 15, 1997.